SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-5449

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Comarco, Inc.
25541 Commercentre Drive, Suite 250
Lake Forest, CA 92630

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm — 2010 and 2009	1
Statements of Net Assets Available for Benefits — December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE
Schedule 1 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010	12
All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations

SIGNATURES	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
COMARCO, Inc. Savings and Retirement Plan:
     We have audited the accompanying statements of net assets available for benefits of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We are not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audit of the Plan’s financial statements as of December 31, 2010 and the year then ended was made for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule — Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
June 29, 2011

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS

Investments, at fair value (Note 3)	$10,022,000	$10,538,000
Notes receivable from participants	173,000	91,000

Total assets	10,195,000	10,629,000

LIABILITIES

Prepaid contributions	—	13,000

Net assets available for benefits, at fair value	10,195,000	10,616,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	—	202,000

Net assets available for benefits	$10,195,000	$10,818,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2010	2009
Net assets available for benefits, beginning of year	$10,818,000	$11,889,000

Additions:
Contributions:
Employer	127,000	144,000
Employee	211,000	238,000
Rollovers	51,000	—
Interest and dividends	174,000	136,000

Net realized and unrealized appreciation of investments	1,021,000	2,302,000
Other income	2,000	1,000

Total additions	1,586,000	2,821,000

Deductions:
Plan distributions	2,208,000	3,891,000
Administrative expenses	1,000	1,000
Net realized and unrealized depreciation of investments	—	—

Total deductions	2,209,000	3,892,000

Net decrease	(623,000)	(1,071,000)

Net assets available for benefits, end of year	$10,195,000	$10,818,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
1. Description of the Plan
     The following description of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and its subsidiary (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed by Comarco Wireless Technologies, Inc., a subsidiary of Comarco, Inc. (“Comarco”).
Contributions
     Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the two year period ended December 31, 2010.
Participant Accounts
     Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Notes Receivable from Participants
     The Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations not exceeding 50% of the participant account balance. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates of 5.25% applicable to all loans outstanding at December 31, 2010 All loans are secured by the participant’s account balance.
Hardship Withdrawals
     A withdrawal from a participant’s account may be permitted if the participant has a financial hardship for certain specific reasons as defined in the Plan document and upon approval by the plan administrator. After making a hardship withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of such withdrawal. The minimum hardship withdrawal is $500.
Vesting
     Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.
Forfeited Amounts
     At December 31, 2010 and 2009, forfeited non-vested accounts totaled $42,000 and $121,000, respectively. These accounts can be used to restore the accounts of former participants who return to the Plan or reduce Plan expenses or Company contributions. In 2010 and 2009, Company contributions totaling $103,000, and $0, were made from forfeited non-vested accounts, respectively.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.
Investment Options
     As of December 31, 2010, participant contributions to the Plan are directed to any of the twenty-three investment options (Wells Fargo Stable Value CL L, Loomis Sayles Bond Fund Admin, Lord Abbett Small Cap Value FD P, Prudential Jennison Natural Resources, Janus Contrarian Fund CL A, American Cap World Growth & Income R3, American Growth FD of Amer R3, American Income FD OF, DWS Rreef Real Estate Sec A, Mainstay Icap Select Equity R2,Hartford Capital CL R4, DWS Dreman Small Cap Value A, Blackrock Inflation Protection A, BlackRock Govt Inc A, EV Worldwide Health Sciences, Oppenheimer Dev Mkts FD CL A, Pimco Total Return Fund CL A, BlackRock S&P 500 Index, Thornburg Inter Value FD A, Fidelity Adv Small Cap FD CL T, Seligman Comm & Info FD CL A, Davis NY Venture Fund CL , or Comarco, Inc. Common Stock) as designated by the participant. Effective January 1, 2010, no new investments in Comarco, Inc. stock were permitted.
2. Significant Accounting Policies
Basis of Accounting
     The Plan prepares its financial statements on the accrual basis of accounting.
     As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB Staff Position No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
     Accordingly, as required by ASC 962, the accompanying statements of net assets available for benefits for 2010 and 2009 present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value at December 31, 2009. Contract and fair value were approximately the same amount. The adjustment from fair value to contract value at December 31, 2010 was not significant.
Non Distributed Benefits
     The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
Valuation of Investments and Income Recognition
     All investments are carried at fair value or an approximation of fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.
     On January 1, 2008, the Plan adopted FASB ASC 820, Fair Value Measurements, and subsequently adopted certain related FASB staff positions. ASC 820 defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
     ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value.
     The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820 the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
•	Level 1 — Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities;

Cash: The carrying value of cash approximates fair value due to its relatively short-term nature.

Common Stocks: These investments are valued at the closing quoted market price reported on the active market on which the individual securities are traded.

Mutual Funds: These investments are public investment securities valued using the Net Asset Value (NAV) provided by the investment custodian. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

•	Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Common/Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the investment custodian. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.

•	Level 3 — Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value measurement.

The Plan had no investments classified as level 3.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Contribution Funding
     Participant contributions and employer matching contributions are funded on a bi-weekly basis.
Notes Receivable from Participants
     Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Risks and Uncertainties
     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
New Accounting Pronouncements
     In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25 on Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and requires participant loans to be classified as notes receivable from participants. This ASU is effective for plan years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted ASU 2010-25 effective fiscal year 2010 and accordingly for financial statement purposes, it reclassified prior year employee loan balances from investments to notes receivable from participants to be consistent with current year presentation. ERISA rules require the Plan to report participant loans as plan investments; accordingly these loans are included in the attached supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans.
     In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2010 except for (ii) above which is effective for fiscal years beginning after December 15, 2011. The Plan Sponsor is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
3. Investments
     All amounts contributed to the Plan have been deposited with the Funding Agent, Merrill Lynch Trust Company, FSB. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
Identity of Party and	2010			2009
Description of Asset	Shares/ Units	Fair Value		Shares/ Units	Fair Value
Cash and Cash Equivalents:
Accrued income	—	$1,000		—	$—
Cash	—	1,000		—	1,000

Total Cash and cash equivalents		2,000			1,000
Common/Collective Trust Fund:
ML RET Preservation Trust	—	—		2,963,000	2,762,000	*
Wells Fargo Stable Value CL L	20,000	1,986,000	*	—	—

Mutual Funds:
Loomis Sayles Bond Fund Admin	5,000	66,000		7,000	93,000
Lord Abbett Small Cap Value FD P	11,000	338,000		13,000	320,000
Prudential Jennison Natural Re	1,000	33,000		—	—
American Cap World GR & INC	9,000	313,000		7,000	248,000
American Growth FD of Amer R3	45,000	1,361,000	*	52,000	1,391,000	*
American Income FD OF	7,000	114,000		7,000	105,000
DWS Rreef Real Estate Sec	2,000	33,000		2,000	33,000
DWS Dreman Small Cap Value	7,000	258,000		5,000	159,000
BlackRock Infl Prot A	1,000	6,000		—	—
BlackRock Govt Inc Port CL A	39,000	417,000		45,000	465,000
Oppenheimer Dev Mkts FD CL A	24,000	887,000	*	26,000	738,000	*
Mainstay Icap Select Eqty R2	24,000	841,000	*	24,000	716,000	*
Pimco Total Return Fund CL A	10,000	104,000		1,000	12,000
BlackRock S&P 500 Index	35,000	534,000	*	34,000	461,000
Thornburg Inter Value FD A	30,000	834,000	*	37,000	912,000	*
Fidelity Adv Small Cap FD CL T	62,000	1,523,000	*	64,000	1,367,000	*
Janus Contrarian Fund CL A	1,000	14,000		—	2,000
Hartford Capital CL R4	—	7,000		—	—
Davis NY Venture FD CL A	5,000	178,000		4,000	138,000
EV Worldwide Health Sciences	10,000	93,000		11,000	100,000
Seligman Comm & Info FD CL A	1,000	30,000		1,000	27,000

Total Mutual Funds		7,984,000			7,287,000
Comarco, Inc. Common Stock	121,000	50,000		181,000	488,000

Total Investments, at fair value		$10,022,000			$10,538,000

*	Represents 5% or more of Plan net assets.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value for the years ended December 31, 2010 and 2009. A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2010	2009
Comarco, Inc. common stock	$(302,000)	$380,000
Common/collective trust	—	—
Mutual funds	1,323,000	1,922,000

	$1,021,000	$2,302,000

The Plan invests in a fully benefit-responsive investment contract through Wells Fargo, as of December 2010 and Merrill Lynch Trust Company, FSB in all of 2009 through December 2010. The average yield earned on this investment contract for the years ended December 31, 2010 and 2009 was 1.7% and 1.1% , respectively. The average yield credited to plan participants on the investment contracts for the years ended December 31, 2010 and 2009 was 1.7% and 1.1% , respectively.
4. Fair Value Measurements
     The following are the Plan’s financial instruments carried at fair value categorized by the fair value hierarchy established by ASC 820 as of December 31, 2010 and 2009:

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Total
Cash & cash equivalents	$2,000	$—	$2,000
Common stocks — Comarco stock	50,000	—	50,000
Mutual funds:
Equity/stock funds	7,397,000		7,397,000
Bond/fixed income funds	587,000		587,000
Common/collective trust fund	—	1,986,000	1,986,000

Total investments measured at fair value at December 31, 2010	$8,036,000	$1,986,000	$10,022,000

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Total
Cash	$1,000	$—	$1,000
Common stocks -Comarco stock	488,000	—	488,000
Mutual funds:
Equity/stock funds	6,717,000		6,717,000
Bond/fixed income	570,000		570,000
Common/collective trust fund	—	2,762,000	2,762,000

Total investments measured at fair value at December 31, 2009	$7,776,000	$2,762,000	$10,538,000

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
5. Expenses of the Plan
     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company.
6. Income Tax Status
     The Internal Revenue Service has determined and informed the Company by letter dated April 4, 2011, that the Plan and all amendments adopted from December 21, 2005 to April 29, 2010, and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code. Accordingly, the Company believes that the Plan is currently operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.
     Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, no audits for any tax periods are in progress.
7. Plan Termination
     The Company intends to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
     On January 6, 2009, certain assets and liabilities of the Company were sold to a third party, and the Company incurred a reduction in its workforce, resulting in all affected participants receiving full accelerated vesting.
     On October 15, 2010 the Company incurred a voluntary reduction in its workforce triggering a partial Plan termination. All active participants of the Plan that were terminated as a result of the reduction in workforce were fully vested.
8. Party-in-Interest
     The Plan allows participants to invest in the Company’s equity securities. As of December 31, 2010 and 2009, the Plan held approximately 121,000 and 181,000 shares, respectively, of Comarco, Inc. common stock.
     Certain Plan investments are managed by Merrill Lynch Trust Company, FSB or its affiliate. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
9. Reconciliation of Financial Statements to the Form 5500
     The following is a reconciliation of net assets available for benefit and the changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$10,195,000	$10,818,000
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(202,000)

Net assets available for benefits, at fair value per the Form 5500	$10,195,000	$10,616,000

	Year Ended December 31,	Year Ended December
	2010	31, 2009
Net decrease in net assets per the financial statements	$(623,000)	$(1,071,000)
Add: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(202,000)
Less: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	202,000	521,000

Net decrease in net assets per the Form 5500	$(421,000)	$(752,000)

Schedule 1
COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010
FEIN: 95-2088894
Plan Number: 001

	(b)	(c)
	Identity of issue,	Description of investment including maturity
	borrower, lessor,	date, rate of interest, collateral, par or	(d)	(e)
(a)	or similar party	maturity value	Cost	Current Value
*	Merrill Lynch	Cash	**	$2,000
	Wells Fargo	WF Stable Value Class L, 19,855 shares	**	1,986,000
	Loomis Sayles	Loomis Sayles Bond Fund Admin, 4,621 shares	**	66,000
	Lord Abbett	Lord Abbett Small Cap Value FD P, 10,867 shares	**	338,000
	American Funds	American Cap World GR & INC R3, 8,814 shares	**	313,000
	American Funds	American Growth FD of Amer R3, 45,404 shares	**	1,361,000
	American Funds	American Income FD OF, 6,907 shares	**	114,000
	DWS	DWS Rreef Real Estate Sec, 1,890 shares	**	33,000
	DWS	DWS Dreman Small Cap Value FD A, 7,012 shares	**	258,000
	Hartford	Hartford Capital CL R4, 180 shares	**	7,000
	Mainstay	Mainstay Icap Select Equity R2 23,913 shares	**	841,000
	BlackRock	BlackRock Govt Inc Prot CL A, 38,553 shares	**	417,000
	BlackRock	BlackRock S&P500 Index Fund, 34,723 shares	**	534,000
	BlackRock	BlackRock Inflation Protection A, 563 shares	**	6,000
	Oppenheimer	Oppenheimer Dev Mkts FD CL A, 24,325 shares	**	887,000
	Prudential	Prudential Jennison Natural Resources, 584 shares	**	33,000
	Thornburg	Thornburg Inter Value FD A, 29,759 shares	**	834,000
	Fidelity	Fidelity Adv Small Cap FD CL T, 62,498 shares	**	1,523,000
	Davis	Davis NY Venture FD CL A, 5,188 shares	**	178,000
	Pimco	Pimco Total Return Fund CL A 9,531 shares	**	104,000
	Eaton Vance	EV Worldwide Health Sciences, 9,912 shares	**	93,000
	Seligman	Seligman Comm & Info FD CL A, 666shares	**	30,000
	Janus	Janus Contrarian Fund, 947 shares	**	14,000
*	Comarco, Inc.	Comarco, Inc. Common Stock 120,960 shares	**	50,000

				10,022,000
*	Plan Participants	Notes receivable from participants Various dates and rates of 5.25%	$0	173,000

				$10,195,000

*	Party-in-interest

**	Historical cost information is not required for participant directed investment funds
See accompanying Report of Independent Registered Public Accounting Firm and notes to the 2010 financial statements.

COMARCO, INC.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN
/s/ Alisha K. Charlton
Alisha K. Charlton
Vice President and Chief Accounting Officer Comarco, Inc.

June 29, 2011

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — Squar, Milner, Peterson, Miranda & Williamson, LLP *

*	Filed herewith